SCHEDULE 13G



                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                                   SCHEDULE 13G
                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. )*




                                       Access Solutions International, Inc.
                                                 (Name of Issuer)



                                           Common Stock, $.01 par value
                                          (Title of Class of Securities)



                                                         004317103
                                                       (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.      004317103

     1.        NAME OF  REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF
               ABOVE PERSON

               Malcolm G. Chace III

     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               [   ]
               [   ]

     3.        SEC USE ONLY _______

     4.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

NUMBER OF SHARES        5.  SOLE VOTING POWER
OWNED BY                        882,390 shares of Common Stock
EACH REPORTING
PERSON WITH             6.  SHARES VOTING POWER
                                 -0- shares of Common Stock

                        7.  SOLE DISPOSITIVE POWER
                                 882,390 shares of Common Stock

                        8.  SHARED DISPOSITIVE POWER
                                 -0- shares of Common Stock

     9.        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
               882,390

     10.       CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (9)  EXCLUDES  CERTAIN
               SHARES.

               [X]

     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               14.9% of Common Stock

     12.       TYPE OF REPORTING PERSON

               IN

     ITEM 1

     (a)  Name of Issuer: Access Solutions International, Inc.

     (b) Address of Issuer's Principal Executive Offices: 650 Ten Rod Road, North Kingstown, Rhode Island 02852

     ITEM 2

     (a)  Name of Person Filing: Malcolm G. Chace III

     (b) Address of Principal Business Office or, if none, Residence: 730 Hospital Trust Building, Providence, Rhode Island 02903

     (c)  Citizenship: USA

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 004317103

     ITEM 3 Not Applicable

     ITEM 4. Ownership

     (a) Amount beneficially owned: 882,390. Does not include 203 shares of Common stock owned of record by Mossberg Industries, Inc., of which Mr. Chace is Chairman of the Board of Directors, and of which Mr. Chace disclaims beneficial ownership. Includes 188 shares of Common Stock issuable upon exercise of currently exercisable stock options. Includes 125,000 shares of Common Stock issuable upon exercise of warrants, which are currently exercisable.

     (b) Percent of Class: 14.9

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote 882,390

          (ii) shared power to vote or to direct the vote:_________

          (iii) sole power to dispose or to direct the disposition of 882,390

          (iv) shared power to dispose or to direct the disposition of________

     ITEM 5. Ownership of Five Percent or Less of a Class: N/A

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     ITEM 6.  Ownership of More than Five  Percent on Behalf of Another  Person:
              N/A

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

     ITEM 8. Identification and Classification of Members of the Group: N/A

     ITEM 9. Notice of Dissolution of Group: N/A

     ITEM 10: Certification: N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     ___________________________________________
     Date


     /s/Malcolm G. Chace III
     ___________________________________________
        Malcolm G. Chace III